Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com October 5, 2017
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VIA EDGAR
Christina DiAngelo Fettig
Senior Staff Accountant
Division of Investment Management
Disclosure Review Office
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
RE:	Tweedy, Browne Fund Inc.
Dear Ms. Fettig:
Thank you for your oral comments on September 7, 2017 regarding your Sarbanes-Oxley review of the March 31, 2017 annual report (the “Annual Report”) for the series of Tweedy, Browne Fund Inc. (the “Company”) listed on Annex A attached hereto (the “Funds”). The Company has considered your comments and authorized us to respond on its behalf as set forth below. Your oral comments are summarized in bold, followed by the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Annual Report.
* * * * * * *

Christina DiAngelo Fettig
October 5, 2017

Comments and Responses
1.
The “Portfolio of Investments” section of the Annual Report for Tweedy, Browne Global Value Fund II – Currency Unhedged (“GVF II”) reflects investment in other investment companies of approximately 14%. Similarly, other recent annual reports have reflected a greater-than-10% investment in other investment companies by GVF II. Please consider whether any additional prospectus disclosure regarding GVF II’s investments in other investment companies is necessary.

The Company notes that GVF II’s sole investments in other investment companies are investments in money market mutual funds made for cash management purposes.  Accordingly, the Company does not believe that any additional disclosure is necessary in its prospectus.
2.
Please confirm whether any of the Funds had open payables to officers or directors as of March 31, 2017.  Please confirm that the Funds will disclose any such open payables separately in the Statement of Assets and Liabilities in future filings.  See Article 6-04 of Regulation S-X.

The Company confirms that, while the Funds did have certain de minimis accruals on their books relating to director expenses, the Funds did not have any open payables to officers or directors as of March 31, 2017.  The Company confirms that the Funds will disclose any such open payables separately on their balance sheets in future filings.
3.
The Statement of Assets and Liabilities contains a line item for “Net Asset Value” that characterizes the net asset value as the “offering and redemption price per share.” Please confirm that the Company will, in future filings, clarify that certain Funds charge a redemption fee and thus the redemption price per share may vary from net asset value based on the length of time that shares are held.

The Company confirms that the Funds will make the requested clarification in future filings.

Christina DiAngelo Fettig
October 5, 2017

4.
For Funds that hold preferred shares with a stated rate of income, please disclose the interest rate or preferential dividend rates on the preferred shares, if applicable, in the “Portfolio of Investments” in future filings.   See Article 12, Rule 12-12, Footnote 4 of Regulation S-X.

The Company will make the proposed disclosures, if applicable, in future filings. The Company notes that the Funds’ investments in preferred shares of non-U.S. issuers generally do not have a stated rate of income.
5.	Please confirm that the Funds’ undisclosed securities meet the requirements of Regulation S-X, Article 12, Rule 12-12, Footnote 1.
The Company confirms that the Funds’ undisclosed securities meet the requirements of  Regulation S-X, Article 12, Rule 12-12, Footnote 1, namely that the undisclosed securities (a) were not restricted, (b) had not been held for a period of more than one year prior to March 31, 2017, and (c) had not previously been (i) reported by name to Fund shareholders or to any exchange, (ii) set forth in any registration statement, application or annual report, or (iii) otherwise made available to the public.
6.
Note 3 in the Notes to Financial Statements states that the Company pays the Investment Adviser for certain shareholder servicing and administration services provided to the Funds at an annual amount of $475,000, which is allocated pro-rata based on the relative average net assets of the Funds. Please confirm in your response which line item in the Statements of Operations contains this expense and what other expenses are contained in such line item if it aggregates expenses other than the referenced $475,000 charge.

The Company confirms that the referenced $475,000 charge is contained in the line item “Shareholder servicing and administration fees” in the Statements of Operations. The Company notes that this line item also contains each Fund’s allocable portion of any printing, mailing, webhosting and/or filing expenses paid by the Fund relating to shareholder reports (including Forms N-CSR and N-SAR), annual updates to the Company’s registration statement (including related XBRL filings), Form N-Q, Form N-PX, and other regulatory filings.

Christina DiAngelo Fettig
October 5, 2017

7.
The asterisk footnote to the expense example under “Expense Information (Unaudited)” states that “[e]xpenses are equal to each Fund’s annualized expense ratio, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by 365 (to reflect the one-half year period).” Please revise this sentence in future filings to state the number of days in the referenced period.

The Company confirms that the Funds will make the requested change in future filings.
8.
Please confirm that the Company’s officers are comfortable making the required Sarbanes-Oxley Act certifications regarding the annual report as of a date that is prior to the date of the independent registered public accounting firm’s audit opinion.

The Company confirms that its officers have been comfortable making the required Sarbanes-Oxley Act certifications regarding the annual report as of a date that is prior to the date of the independent registered public accounting firm’s audit opinion.
9.	In future filings, please describe the tax services referenced in Item 4(c) of Form N-CSR in greater detail.
The Company confirms it will add the requested detail to the referenced item in future filings.
* * * * * * *
Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Richard Prins at (212) 735-2790.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

Christina DiAngelo Fettig
October 5, 2017

Annex A
Fund
Tweedy, Browne Global Value Fund
Tweedy, Browne Global Value Fund II – Currency Unhedged
Tweedy, Browne Value Fund
Tweedy, Browne Worldwide High Dividend Yield Value Fund